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                            September 3, 2020

       Katy Murray
       Chief Financial Officer
       A. H. Belo Corp
       P.O. Box 224866
       Dallas, Texas 75222

                                                        Re: A. H. Belo Corp
                                                            Form 10-K For the
Year Ended December 31, 2019
                                                            Filed May 8, 2020
                                                            Form 8-K Filed May
8, 2020
                                                            File No. 001-33741

       Dear Ms. Murray:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K Filed May 8, 2020

       Exhibit 99.1
       General

   1. We note your discussion of adjusted operating loss on page 1 of your fourth quarter 2019 earnings release.
Please revise to discuss the most directly comparable GAAP measure
                                                        (i.e., operating income
or loss) with equal or greater prominence to avoid placing undue prominence on the
Non-GAAP measures. Refer to Question 102.10 of the Non-GAAP
                                                        Compliance and
Disclosure Interpretations. The same comment applies to your first and second quarter 2020
earnings releases.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Katy Murray
A. H. Belo Corp
September 3, 2020
Page 2

       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.



FirstName LastNameKaty Murray                          Sincerely,
Comapany NameA. H. Belo Corp
                                                       Division of Corporation
Finance
September 3, 2020 Page 2                               Office of Manufacturing
FirstName LastName